EXHIBIT 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of (loss) per share

	Three Months Ended
	April 30, 2011	April 30, 2010

Net (loss)	$(280,771)	$(1,176,385)

Average shares outstanding	9,649,508	9,413,367
Stock options & purchase plan:
Total options & purchase plan shares	—	—
Assumed treasury stock buyback	—	—
Convertible redeemable preferred stock assumed converted	—	—

Number of shares used in per common share computation	9,649,508	9,413,367

Basic net ( loss ) per share of common stock	$(0.03)	$(0.13)

Diluted net ( loss ) per share of common stock	$(0.03)	$(0.13)